UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 001-38631

CHEER HOLDING, INC.

19F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note

CHEER HOLDING, INC. (the “Company”) is furnishing this Form 6-K to provide its six-month interim financial statements and to incorporate such financial statements into the Company’s registration statements referenced below.

This Form 6-K and Exhibits 99.1 and 99.2 to this Form 6-K shall be deemed to be incorporated by reference in the registration statements of on Form S-8 (File No. 333-282386) and on Form F-3 (File No. 333-279221), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

Press Release

A news release entitled “Cheer Holding Reports 2025 Half Year Results” is attached as Exhibit 99.3. The news release referred to in this report and attached as an exhibit hereto shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference into any filings made by the Company under the Securities Act, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

Exhibit Index

Exhibit No.	Exhibit Description
99.1	Unaudited Interim Consolidated Financial Statements for the Six Months Ended June 30, 2025 and 2024.
99.2	Operating and Financial Review and Prospectus in connection with the Unaudited Interim Consolidated Financial Statements for the Six Months Ended June 30, 2025 and 2024.
99.3	Press Release - Cheer Holding Reports 2025 Half Year Results
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cheer Holding, Inc.

	By:	/s/ Bing Zhang
	Name:	Bing Zhang
	Title:	Chief Executive Officer
Dated: July 30, 2025

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